Bell Potter Securities (US) LLC

Statement of Financial Condition

December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69991

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: Bell Potter Securities (US) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Ave, Floor 39
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Cossettini 917-819-1410
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

1411 Broadway, 23rd floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Steve Cossettini, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bell Potter Securities (US) LLC, as of December 31, 2020, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

steve cossettini
_____
Managing Director steve cossettini

State of Florida County of Pasco

The foregoing instrument was acknowledged before me
02/16/2021   steve cossettini

Provided New York Driver's License



_____
Crystal Chillura Online Notary

Notarized online using audio-video communication

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BELL POTTER SECURITIES (US) LLC

Index
December 31, 2020

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Notes to the Financial Statements	3–7

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Bell Potter Securities (US) LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bell Potter Securities (US) LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2017.

February 23, 2021

BELL POTTER SECURITIES (US) LLC

Statement of Financial Condition
As of December 31, 2020

Assets	
Cash	$ 1,503,891
Right of use asset	448,983
Receivable from affiliate	70,763
Income tax receivable	31,573
Deferred tax asset	31,029
Fixed assets, net	6,485
Prepaid expenses	8,016
Total assets	$ 2,100,740
Liabilities and Member's Equity	
Liabilities	
Lease liability	$ 473,317
Accrued expenses	44,000
Income taxes payable	50
Payable to affiliate	1,500
Total liabilities	518,867
Member's equity	1,581,873
Total liabilities and member's equity	$ 2,100,740

The accompanying notes are an integral part of these financial statements

1. Organization and Business Description

Organization

Bell Potter Securities (US) LLC (the "Company") was formed as a Limited Liability Company in the State of Delaware on May 5, 2017 as a wholly-owned subsidiary of Bell Potter (US) Holdings Inc. (the "Parent"). The Parent is wholly-owned by Bell Financial Group Limited (the "Ultimate Parent"), a company organized in Australia. Effective July 16, 2019, the Company commenced operations as a registered broker-dealer under the Securities Exchange Act of 1934 subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

Business Description

The Company was formed to facilitate contacts by its foreign affiliates, including Bell Potter Securities Limited ("BPSL"), with US investors, substantially all of whom will qualify as US institutional investors, pursuant to Rule 15a-6 agreements. BPSL distributes research to U.S. institutional investors directly pursuant to SEC Rule 15a-6(a)(2). The Company's foreign broker-dealer affiliates will have direct contacts, primarily with U.S. institutional investors, and other U.S. institutional investors, pursuant to SEC Rule 15a-6(a)(3), soliciting transactions in equity securities of foreign issuers, most of whom are Australian. The Company will effect the resulting secondary transactions in foreign equity securities. The Company will also act as a selling group participant on a best efforts basis in connection with the offering of corporate equity securities, primarily in transactions where its Australian affiliate, BPSL, acts as the advisor. The Firm also will act as a placement agent or finder in private placements of equity securities under Regulation D or Rule 144A, largely on behalf of foreign issuers, primarily Australian and sourced largely through BPSL.

2. Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from the estimates included in the financial statements.

Income Taxes

In accordance with Accounting Standard Codification (ASC) 740, *Accounting for Income Taxes,* the asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Net deferred tax assets are recognized to the extent the Company believes these assets are more likely than not to be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences,

projected future taxable income, tax planning strategies, and results of recent operations. If it is determined, the Company would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded in accordance with ASC 740, *Accounting for Income Taxes*, on the basis of a two-step process, whereby (1) the Company determines whether it is more likely than not the tax positions would be sustained on the basis of the technical merits of the position taken and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon the ultimate settlement with the related tax authority.

Cash

Cash consists of cash deposits held in an account at a major financial institution and therefore are subject to credit risk at the financial institution. The amount on deposit at this institution exceeds the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC"). However, the Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a noncancellable operating lease, for office space. The Company recognized a lease liability and a right of use ("ROU") asset as at January 1st, 2019, the effective date of ASC 842 using a modified retrospective approach. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

Financial Instruments – Credit Losses

Financial Instruments – Credit Losses (Topic 326). In June 2016, the FASB issued ASU No. 2016-13 Measurement of Credit Losses on Financial Instruments (ASU 2016-13). The new guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions and reasonable and supportable forecasts. ASU 2016-13 replaces the existing incurred credit loss model with the Current Expected Credit Losses (CECL) model.

Notes to the Financial Statements
Period ended December 31, 2020

The Company adopted ASU 2016-13 in January 2020 under a modified retrospective approach. The new standard had no impact on the Company's opening retained earnings.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated over the estimated useful lives of the underlying assets using the straight-line method of depreciation. The useful lives for furniture and computer equipment is three years.

Fair Value of Financial Assets and Liabilities
The majority of the Company's financial assets and liabilities are recorded at amounts that approximate fair value. Such assets and liabilities include cash, fees receivable, and accrued expenses.

3. **Related Party Transactions**

The Company has entered into a Services Agreement with BPSL to provide the Company with reimbursement of costs (plus 10%). The Company recorded revenues of $950,869 as Service Fee Income in the year ended December 31, 2020 in accordance with this Service Agreement. At December 31, 2020 the related receivable under the Service Agreement was $71,100 and is included in receivable from affiliate on the statement of financial condition offset by payable to BPSL for $337 at December 31, 2020. During the year BPSL paid expenses of $5,882 on behalf of the Company. The Company has a payable of $1,500 to the Ultimate Parent at December 31, 2020 which represents funds advanced to the Company.

4. **Fixed Assets**

Details of fixed assets at December 31, 2020 are as follows:

Furniture and fixtures	$ 24,230
Computer equipment	14,683
	38,913
Less: accumulated depreciation	32,428
	$ 6,485

5. **Income Taxes**

The Company is subject to taxation in the United States and various state jurisdictions.

At December 31, 2020, the Company had a deferred tax asset as a result of the book to tax differences relating to the treatment of the expensing of organizational costs. The Company's net deferred tax asset before valuation allowance was approximately $31,000. As of December 31, 2020, the Company did not record a valuation allowance against its deferred tax asset since it is more likely than not that the deferred tax asset will be realized. During 2020, the deferred tax asset decreased by $20,276 from $51,305 at December 31, 2019 to $31,029 at December 31, 2020.

At December 31, 2020, management believes the Company did not have any uncertain tax positions.

6.   **Regulatory Requirements**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, The Company has elected the alternative standard which requires the maintenance of $250,000 in minimum net capital. At December 31, 2020, the Company had net capital of $1,434,007 that was $1,184,007 in excess of its required net capital of $250,000. The Company does not handle cash or securities on behalf of its customer. The Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

7.   **Leases**

The Company has obligations as a lessee for office space, with initial noncancellable terms in excess of one year. The Company classified this lease as operating leases. The lease is secured by a letter of credit with a financial institution in the amount of approximately of $96,000. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants and there are no renewal options. The Company's office lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease cost for the year ended December 31, 2020 are as follows:

Operating lease cost for the year ended December 31, 2020 of $196,170 consists of $183,389 fixed lease payments and $12,781 variable costs.

Amounts reported in statement of financial condition as of December 31, 2020 were as follows:

Operating leases:

Operating lease ROU assets $ 448,983

Operating lease liabilities $ 473,317

There are 2.7 years remaining on the lease and the discount rate used on the lease was 6%.

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2020 are as follows:

Year Ending December 31		Amount
2021	$	192,515
2022		192,515
2023		128,343
Total undiscounted lease payments		513,373
Less imputed interest		(40,056)
Total lease liabilities	$	473,317

8.   **Risks and Uncertainties**

Covid-19
During the 2020 calendar year, the World Health Organization has declared the outbreak of the coronavirus ("Covid-19") to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets, and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The impact of financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Customer Transactions
In the normal course of business, the Company effects transactions on behalf of customers on delivery versus payment basis. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts. At December 31, 2020, there were no failed trades.

Off-Balance Sheet Risk
In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company acts as an agent for institutional customers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through a contractually obligated foreign affiliate. These trades are settled on a basis of either delivery or receipt versus payment. In the normal course of business, the Company's activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event a counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company monitors the credit standing of all counterparties with which it conducts business. All open transactions at December 31, 2020 settled with no resultant loss being incurred by the Company.